Exhibit 99.1

RWB’s Platinum Vape Launches in Arizona in time for the “Big Game” and the “Greatest Show on Grass”

- Football and golf fans can now experience why “Life is Better in Platinum™” -

- Platinum 510 Vapes and Disposable Vapes are now stocked in AZ dispensaries -

- Arizona’s Cannabis market is estimated to have reached over $1.4 billion in 20221 -

TORONTO, ONTARIO February 10, 2023 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) announces today that Platinum Vape (“Platinum’” or “PV”) has launched in the thriving, adult use Arizona market with over twelve (12) flavor profiles of its premium 510 Vapes and Disposable Vape products currently being stocked by dispensaries across the state. Additional high quality, PV branded offerings are expected to be introduced over the course of the 2023 calendar year.

“The availability of our trusted Platinum brand in Arizona provides access to another lucrative cannabis market for RWB as we continue to drive our asset light growth strategy. The Platinum brand continues to be recognized as a market leader in product quality, safety and user experience. We are focused on making Platinum one of the most frequently consumed cannabis brands in the United States in 2023,” stated Colby De Zen, President of RWB.

RWB shipped millions of PV branded units throughout the United States in the 2022 calendar year. Platinum is recognized for its popular distillate carts that leverage curated naturally derived flavor terpenes. The initial launch in Arizona includes a range of Platinum’s most popular products, including 0.5-gram and 1.0-gram Premium Distillate and Platinum Skybar Disposables. Live Resin cartridges and Gummy Coins are also planned for release to the lucrative adult-use Arizona market. PV products are made with the highest quality ingredients; every batch is lab-tested for purity and potency. The initial 510 Vape offering in Arizona will include the following flavors: Purple Punch; Platinum OG; Hellfire OG; Black Lime Reserve; Gorilla Crack; Sunset Pie; Strawberry Sour Diesel; Divorce Cake; Lemon Jack; Jelly Donut; Limoncello; and Guava Haze. The entire range of Platinum’s current and future product offerings in Arizona can be found using the following link: https://houseofplatinum.com/wp-content/uploads/2023/02/PV_ProductBook_AZ_.pdf.

“Platinum’s expansion into Arizona is a key part of RWB’s latest series of moves to scale entry into new strategic legal markets,'' said De Zen.

For more information about Platinum and its products, please visit the Company's website at https://houseofplatinum.com/.

1Source Arizona Cannabis Information Portal | ArizonaStateCannabis.org

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, Missouri, Oklahoma, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

IR@RedWhiteBloom.com

Visit us on the web: https://www.redwhitebloom.com/

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

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